 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 13, 1996

                                                       REGISTRATION NO. 33-94210

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM N-4

   REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933       ( )

                       Pre-Effective Amendment No. 2             (X)

                      Post-Effective Amendment No.               ( )

                                      and
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940  ( )
                             Amendment No. 2                     (X)


               FIRST PROVIDIAN LIFE AND HEALTH INSURANCE COMPANY
                               SEPARATE ACCOUNT C
                           (Exact Name of Registrant)
               First Providian Life and Health Insurance Company
          (Formerly National Home Life Assurance Company of New York)
                              (Name of Depositor)

                               520 Columbia Drive
                          Johnson City, New York 13790
              (Address of Depositor's Principal Executive Office)
                  Depositor's Telephone Number: (607) 772-8750

                           Kimberly A. Scouller, Esq.
               First Providian Life and Health Insurance Company
                             400 West Market Street
                                 P.O. Box 32830
                           Louisville, Kentucky 40232
                    (Name and Address of Agent for Service)

                                   Copies to:
                           Michael Berenson, Esquire
                          Margaret E. Hankard, Esquire
                       Jorden Burt Berenson & Johnson LLP
                       1025 Thomas Jefferson Street, N.W.
                                 Suite 400 East
                          Washington, D.C. 20007-0805

                 Approximate Date of Proposed Public Offering:
As soon as practicable after the effective date of this Registration Statement.

It is proposed that this filing will become effective (check appropriate box):

 Immediately upon filing pursuant to paragraph (b) of Rule 485. On _____________, pursuant to paragraph (b)(1)(v) of Rule 485. 60 days after filing pursuant to paragraph (a)(1) of Rule 485. On _____________, pursuant to paragraph (a)(1) of Rule 485.
 75 days after filing pursuant to paragraph (a)(2) of Rule 485. On _____________, 1995 pursuant to paragraph (a)(2) of Rule 485.

Pursuant to Rule 24f-2 of the Investment Company Act of 1940, the Registrant has elected to register an indefinite amount of securities being offered pursuant to this Registration Statement.


The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                              PURSUANT TO RULE 481

               SHOWING LOCATION IN PART A (PROSPECTUS) AND PART B
             (STATEMENT OF ADDITIONAL INFORMATION) OF REGISTRATION
                 STATEMENT OF INFORMATION REQUIRED BY FORM N-4

                                     PART A

ITEM OF
-------
FORM N-4                                           PROSPECTUS CAPTION
--------                                           ------------------
 1.  Cover Page.............................      Cover Page
 2.  Definitions............................      GLOSSARY
 3.  Synopsis...............................      HIGHLIGHTS; FEE TABLE;
                                                  Performance Measures
 4.  Condensed Financial Information........      Not Applicable
 5.  General Description of Registrant,
     Depositor, and Portfolio Companies.....      First Providian Life and
                                                  Health Insurance Company;
                                                  First Providian Life and
                                                  Health Insurance Company
                                                  Separate Account C; The
                                                  Portfolios; Voting Rights
 6.  Deductions.............................      Charges and Deductions;
                                                  FEDERAL TAX CONSIDERATIONS;
                                                  FEE TABLE
 7.  General Description of Variable Annuity      CONTRACT FEATURES;
     Contracts..............................      Distribution-at-Death Rules;
                                                  Voting Rights; Allocation of
                                                  Purchase Payments; Exchanges
                                                  Among the Portfolios;
                                                  Additions, Deletions, or
                                                  Substitutions of Investments
 8.  Annuity Period.........................      Annuity Payment Options
 9.  Death Benefit..........................      Death of Annuitant Prior to
                                                  Annuity Date
10.  Purchases and Contract Value...........      Contract Application and
                                                  Purchase Payments; Accumulated
                                                  Value
11.  Redemptions............................      Full and Partial Withdrawals;
                                                  Annuity Payment Options; Right
                                                  to Cancel Period
12.  Taxes..................................      FEDERAL TAX CONSIDERATIONS
13.  Legal Proceedings......................      Part B: Legal Proceedings
14.  Table of Contents of the Statement
     of Additional Information..............      Table of Contents of the
                                                  Providian Marquee Statement of
                                                  Additional Information

                                     PART B

ITEM OF                                           STATEMENT OF ADDITIONAL
-------                                           -----------------------
FORM N-4                                          INFORMATION CAPTION
--------                                          -------------------
15.  Cover Page.............................      Cover Page
16.  Table of Contents......................      Table of Contents
17.  General Information and History........      THE COMPANY
18.  Services...............................      Part A: Auditors; Part B:
                                                  SAFEKEEPING OF ACCOUNT
                                                  ASSETS; DISTRIBUTION OF THE
                                                  CONTRACTS
19.  Purchase of Securities Being                 DISTRIBUTION OF THE
     Offered................................      CONTRACTS; Exchanges

20.  Underwriters...........................      DISTRIBUTION OF THE
                                                  CONTRACTS
21.  Calculation of Performance Data........      PERFORMANCE INFORMATION
22.  Annuity Payments.......................      Computations of Annuity Income
                                                  Payments
23.  Financial Statements...................      FINANCIAL STATEMENTS

               FIRST PROVIDIAN LIFE AND HEALTH INSURANCE COMPANY
                              SEPARATE ACCOUNT C
                      STATEMENT OF ADDITIONAL INFORMATION
                                    FOR THE

                      PROVIDIAN MARQUEE VARIABLE ANNUITY

                                  Offered by
               First Providian Life and Health Insurance Company
                          (A New York Stock Company)
                            Administrative Offices
                              520 Columbia Drive
                         Johnson City, New York  13790

This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the Providian Marquee variable annuity contract (the "Contract") offered by First Providian Life and Health Insurance Company (the "Company"). You may obtain a copy of the Prospectus dated November 15, 1996, by calling 1-800-250-1828 or by writing to our Administrative Offices, 520 Columbia Drive, Johnson City, New York 13790. Terms used in the current Prospectus for the Contract are incorporated in this Statement.

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE CONTRACT.

                                November 15, 1996


TABLE OF CONTENTS                                                          PAGE
-----------------                                                          ----

THE CONTRACT...............................................................  2
  Computation of Variable Annuity Income Payments..........................  2
  Exchanges................................................................  3
  Exceptions to Charges and to Transaction or Balance Requirements.........  3
GENERAL MATTERS............................................................  3
  Non-Participating........................................................  3
  Misstatement of Age or Sex...............................................  3
  Assignment...............................................................  3
  Annuity Data.............................................................  4
  Annual Statement.........................................................  4
  Incontestability.........................................................  4
  Ownership................................................................  4
PERFORMANCE INFORMATION....................................................  4
  Money Market Subaccount Yields...........................................  4
  30-Day Yield for Non-Money Market Subaccounts............................  5
  Standardized Average Annual Total Return for Subaccounts.................  5
ADDITIONAL PERFORMANCE MEASURES............................................  6
  Non-Standardized Actual Total Return and Non-Standardized
  Actual Average Annual Total Return.......................................  6
  Non-Standardized Total Return Year-to-Date...............................  6
  Non-Standardized One Year Return.........................................  6
  Non-Standardized Hypothetical Total Return and Non-Standardized
    Hypothetical Average Annual Total Return...............................  6
  Individualized Computer Generated Illustrations.......................... 11
PERFORMANCE COMPARISONS.................................................... 12
SAFEKEEPING OF ACCOUNT ASSETS.............................................. 13
THE COMPANY................................................................ 14
STATE REGULATION........................................................... 14
RECORDS AND REPORTS........................................................ 14
DISTRIBUTION OF THE CONTRACTS.............................................. 14
LEGAL PROCEEDINGS.......................................................... 14
OTHER INFORMATION.......................................................... 15
FINANCIAL STATEMENTS....................................................... 15
  Audited Financial Statements............................................. 15

                                  THE CONTRACT

In order to supplement the description in the Prospectus, the following provides additional information about the Contract which may be of interest to Contract Owners.

COMPUTATION OF VARIABLE ANNUITY INCOME PAYMENTS

The amounts shown in the Annuity Tables contained in your Contract represent the guaranteed minimum for each Annuity Payment under a Fixed Payment Option. Variable annuity income payments are computed as follows. First, the Accumulated Value (or the portion of the Accumulated Value used to provide variable payments) is applied under the Annuity Tables contained in your Contract corresponding to the Annuity Payment Option elected by the Contract Owner and based on an assumed interest rate of 4%. This will produce a dollar amount which is the first monthly payment. The Company may, at the time annuity income payments are computed, offer more favorable rates in lieu of the guaranteed rates specified in the Annuity Tables.

The amount of each Annuity Payment after the first is determined by means of Annuity Units. The number of Annuity Units is determined by dividing the first Annuity Payment by the Annuity Unit Value for the selected Subaccount ten Business Days prior to the Annuity Date. The number of Annuity Units for the Subaccount then remains fixed, unless an Exchange of Annuity Units (as set forth below) is made. After the first Annuity Payment, the dollar amount of each subsequent Annuity Payment is equal to the number of Annuity Units multiplied by the Annuity Unit Value for the Subaccount ten Business Days before the due date of the Annuity Payment.

The Annuity Unit Value for each Subaccount was initially established at $10.00 on the date money was first deposited in that Subaccount. The Annuity Unit Value for any subsequent Business Day is equal to (a) times (b) times (c), where

          (a)  =    the Annuity Unit Value for the immediately preceding
                    Business Day;

          (b)  =    the Net Investment Factor for the day;

          (c)  =    the investment result adjustment factor (.99989255 per day), which recognizes an assumed interest rate of 4% per year used in determining the Annuity Payment amounts.

The Net Investment Factor is a factor applied to a Subaccount that reflects daily changes in the value of the Subaccount due to:

          (a)  =    any increase or decrease in the value of the Subaccount
                    due to investment results;

          (b)  =    a daily charge for the mortality and expense risks assumed by the Company corresponding to an annual rate of 1.25%;

          (c)  =    a daily charge for the cost of administering the Contract
                    corresponding to an annual charge of .15% of the value of the Subaccount, plus the Annual Contract Fee.


The Annuity Tables contained in the Contract are based on the 1983 Table "A" Mortality Table projected for mortality improvement to the year 2000 using Projection Scale G and an interest rate of 4% a year.

EXCHANGES

After the Annuity Date you may, by making a written request, exchange the current value of an existing Subaccount to Annuity Units of any other Subaccount(s) then available. The written request for an Exchange must be received by us, however, at least 10 Business Days prior to the first payment date on which the Exchange is to take effect. An Exchange shall result in the same dollar amount as that of the Annuity Payment on the date of Exchange (the "Exchange Date"). Each year you may make an unlimited number of free Exchanges between Subaccounts. We reserve the right to charge a $15 fee in the future for Exchanges in excess of twelve per Contract Year.

Exchanges will be made using the Annuity Unit Value for the Subaccounts on the date the written request for Exchange is received. On the Exchange Date, the Company will establish a value for the current Subaccounts by multiplying the Annuity Unit Value by the number of Annuity Units in the existing Subaccounts and compute the number of Annuity Units for the new Subaccounts by dividing the Annuity Unit Value of the new Subaccounts into the value previously calculated for the existing Subaccounts.

EXCEPTIONS TO CHARGES AND TO TRANSACTION OR BALANCE REQUIREMENTS

The Company may reduce any applicable sales loads and reduce administrative charges or other deductions from Purchase Payments in certain situations where the Company expects to realize significant economies of scale or other economic benefits with respect to the sales of Contracts. This is possible because sales costs do not increase in proportion to the dollar amount of the Contracts sold. For example, the per-dollar transaction cost for a sale of a Contract equal to $5,000 is generally much higher than the per-dollar cost for a sale of Contract equal to $1,000,000. As a result, any applicable sales charge declines as a percentage of the dollar amount of Contracts sold as the dollar amount increases.

The Company may also reduce any applicable sales loads and reduce administrative charges and fees on sales to directors, officers and bona fide full-time employees (and their spouses and minor children) of the Company, its ultimate parent company, Providian Corporation, and certain of their affiliates and certain sales representatives for the Contract. The Company may also grant waivers or modifications of certain minimum or maximum purchase and transaction amounts or balance requirements in these circumstances.

Notwithstanding the above, any variations in the sales loads, administrative charges or other deductions from Purchase Payments or in the minimum or maximum transaction or balance requirements shall reflect differences in costs or services and shall not be unfairly discriminatory against any person.

                                 GENERAL MATTERS

NON-PARTICIPATING

The Contracts are non-participating. No dividends are payable and the Contracts will not share in the profits or surplus earnings of the Company.

MISSTATEMENT OF AGE OR SEX

The Company may require proof of age and sex before making Annuity Payments. If the Annuitant's stated age, sex or both in the Contract are incorrect, the Company will change the annuity benefits payable to those benefits which the Purchase Payments would have purchased for the correct age and sex. In the case of correction of the stated age and/or sex after payments have commenced, the Company will (1) in the case of underpayment, pay the full amount due with the next payment; (2) in the case of overpayment, deduct the amount due from one or more future payments.

ASSIGNMENT

Any Non-Qualified Contract may be assigned by you prior to the Annuity Date and during the Annuitant's lifetime. The Company is not responsible for the validity of any assignment. No assignment will be recognized until the Company receives the appropriate Company form notifying the Company of such assignment. The interest of any beneficiary which the assignor has the right to change shall be subordinate to the interest of an assignee. Any amount paid to the assignee shall be paid in one sum notwithstanding any settlement agreement in effect at the time assignment was executed. The Company shall not be liable as to any payment or other settlement made by the Company before receipt of the appropriate Company form.

ANNUITY DATA

The Company will not be liable for obligations which depend on receiving information from a Payee until such information is received in a form satisfactory to the Company.

ANNUAL STATEMENT


Once each Contract Year, the Company will send you an annual statement of the current Accumulated Value allocated to each Subaccount; and any Purchase Payments, charges, Exchanges or withdrawals during the year. This report will also give you any other information required by law or regulation. You may ask for an annual statement like this at any time. We will also send you quarterly statements. However, we reserve the right to discontinue quarterly statements at any time.

INCONTESTABILITY

This Contract is incontestable from the Contract Date, subject to the "Misstatement of Age or Sex" provision.

OWNERSHIP

The Contract Owner on the Contract Date is the Annuitant, unless otherwise specified in the application. The Contract Owner may specify a new Contract Owner by sending us the appropriate Company form at any time thereafter. The term Contract Owner also includes any person named as a Joint Owner. A Joint Owner shares ownership in all respects with the Contract Owner. During the Annuitant's lifetime, all rights and privileges under this Contract may be exercised solely by the Contract Owner. Upon the death of the Contract Owner, ownership is retained by the surviving Joint Owner or passes to the Owner's Designated Beneficiary, if one has been designated by the Contract Owner. If no Owner's Designated Beneficiary has been selected or if no Owner's Designated Beneficiary is living, then the Owner's Designated Beneficiary is the Contract Owner's estate. From time to time the Company may require proof that the Contract Owner is still living.


                                 PERFORMANCE INFORMATION

Performance information for the Subaccounts including the yield and effective yield of the Fidelity Money Market Subaccount, the yield of the remaining Subaccounts, and the total return of all Subaccounts, may appear in reports or promotional literature to current or prospective Contract Owners.


Where applicable in calculating performance information, the Annual Contract Fee is reflected as a percentage equal to the estimated total amount of fees collected during a calendar year divided by the estimated total average net assets of the Portfolios during the same calendar year. The fee is assumed to remain the same in each year of the applicable period. (With respect to partial year periods, if any, the Annual Contract Fee is pro-rated to reflect only the applicable portion of the partial year period.)

MONEY MARKET SUBACCOUNT YIELDS

Current yield for the Fidelity Money Market Subaccount will be based on the change in the value of a hypothetical investment (exclusive of capital changes) over a particular 7-day period, less a pro-rata share of Subaccount expenses accrued over that period (the "base period"), and stated as a percentage of the investment at the start of the base period (the "base period return"). The base period return is then annualized by multiplying by 365/7, with the resulting yield figure carried to at least the nearest hundredth of one percent. Calculation of "effective yield" begins with the same "base period return" used in the calculation of yield, which is then annualized to reflect weekly compounding pursuant to the following formula:

            Effective Yield = [((Base Period Return)+1)/365/7/]-1


30-DAY YIELD FOR NON-MONEY MARKET SUBACCOUNTS

Quotations of yield for the remaining Subaccounts will be based on all investment income per Unit earned during a particular 30-day period, less expenses accrued during the period ("net investment income"), and will be computed by dividing net investment income by the value of a Unit on the last day of the period, according to the following formula:

                           YIELD = 2[(a-b+1)/6/-1]
                                      ---
                                      cd
  Where:
     [a] equals the net investment income earned during the period by the Portfolio attributable to shares owned by a Subaccount

     [b]       equals the expenses accrued for the period (net of reimbursement)

     [c] equals the average daily number of Units outstanding during the period

     [d] equals the maximum offering price per Accumulation Unit on the last day of the period

Yield on a Subaccount is earned from the increase in net asset value of shares of the Portfolio in which the Subaccount invests and from dividends declared and paid by the Portfolio, which are automatically reinvested in shares of the Portfolio.


STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FOR SUBACCOUNTS

When advertising performance of the Subaccounts, the Company will show the "Standardized Average Annual Total Return," calculated as prescribed by the rules of the SEC, for each Subaccount. The Standardized Average Annual Total Return is the effective annual compounded rate of return that would have produced the cash redemption value over the stated period had the performance remained constant throughout. The calculation assumes a single $1,000 payment made at the beginning of the period and full redemption at the end of the period. It reflects the deduction of all applicable sales loads (including the contingent deferred sales load), the Annual Contract Fee and all other Portfolio, Separate Account and Contract level charges except Premium Taxes, if any.

Quotations of average annual total return for any Subaccount will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in a Contract over a period of one, five and ten years (or, if less, up to the life of the Subaccount), calculated pursuant to the formula:

                                 P(1 + T)/n/ = ERV

  Where:

     (1)  [P]  equals a hypothetical initial Purchase Payment of $1,000

     (2)  [T]  equals an average annual total return

     (3)  [n]  equals the number of years

     (4) [ERV] equals the ending redeemable value of a hypothetical $1,000 Purchase Payment made at the beginning of the period (or fractional portion thereof)

                        ADDITIONAL PERFORMANCE MEASURES

NON-STANDARDIZED ACTUAL TOTAL RETURN AND NON-STANDARDIZED ACTUAL AVERAGE ANNUAL TOTAL RETURN

The Company may show Non-Standardized Actual Total Return (i.e., the percentage change in the value of an Accumulation Unit) for one or more Subaccounts with respect to one or more periods. The Company may also show Non-Standardized Actual Average Annual Total Return (i.e., the average annual change in Accumulation Unit Value) with respect to one or more periods. For one year, the Non-Standardized Actual Total Return and the Non-Standardized Actual Average Annual Total Return are effective annual rates of return and are equal. For periods greater than one year, the Non-Standardized Actual Average Annual Total Return is the effective annual compounded rate of return for the periods stated. Because the value of an Accumulation Unit reflects the Separate Account and Portfolio expenses (See Fee Table in the Prospectus), the Non-Standardized Actual Total Return and Non-Standardized Actual Average Annual Total Return also reflect these expenses. However, these percentages do not reflect the Annual Contract Fee, any sales loads or Premium Taxes (if any), which if included would reduce the percentages reported by the Company.


NON-STANDARDIZED TOTAL RETURN YEAR-TO-DATE

The Company may show Non-Standardized Total Return Year-to-Date as of a particular date, or simply Total Return YTD, for one or more subaccounts with respect to one or more non-standardized base periods commencing at the beginning of a calendar year. Total Return YTD figures reflect the percentage change in actual Accumulation Unit Values during the relevant period. These percentages reflect a deduction for the Separate Account and Portfolio expenses, but do not include the Annual Contract Fee, any sales loads or Premium Taxes (if any), which if included would reduce the percentages reported by the Company.

NON-STANDARDIZED ONE YEAR RETURN

The Company may show Non-Standardized One Year Return, for one or more Subaccounts with respect to one or more non-standardized base periods commencing at the beginning of a calendar year (or date of inception, if during the relevant year) and ending at the end of such calendar year. One Year Return figures reflect the percentage change in actual Accumulation Unit Values during the relevant period. These percentages reflect a deduction for the Separate Account and Portfolio expenses, but do not include the Annual Contract Fee, any sales loads or Premium Taxes (if any), which if included would reduce the percentage reported by the Company.

NON-STANDARDIZED HYPOTHETICAL TOTAL RETURN AND NON-STANDARDIZED HYPOTHETICAL AVERAGE ANNUAL TOTAL RETURN*

The Company may show Non-Standardized Hypothetical Total Return and Non-Standardized Hypothetical Average Annual Total Return, calculated on the basis of the historical performance of the Portfolios (calculated beginning from the end of the year of inception for each Portfolio) and may assume the Contract was in existence prior to its inception date (which it was not). After the Contract's inception date, the calculations will reflect actual Accumulation Unit Values. These returns are based on specified premium patterns which produce the resulting Accumulated Values. They reflect a deduction for the Separate Account expenses and Portfolio expenses. However, they do not include the Annual Contract Fee, any sales loads or Premium Taxes (if any), which if included would reduce the percentages reported.


The Non-Standardized Hypothetical Total Return for a Subaccount is the effective annual rate of return that would have produced the ending Accumulated Value of the stated one-year period.

The Non-Standardized Hypothetical Average Annual Total Return for a Subaccount is the effective annual compounded rate of return that would have produced the ending Accumulated Value over the stated period had the performance remained constant throughout.


         HYPOTHETICAL TOTAL RETURNS FOR PERIODS ENDING 12/31/95


                                                                      Since Inception
                                          1 Year   3 Year   5 Year       Year-End
                                          -------  -------  -------  ----------------
Fidelity Money Market Portfolio             4.39%    9.22%   17.04%       111.59%
Fidelity Equity-Income Portfolio           33.20%   64.01%  144.98%       178.59%
Fidelity Growth Portfolio                  33.46%   54.96%  139.48%       214.52%
Fidelity Asset Manager Portfolio           15.32%   27.69%   69.90%        79.26%
Dreyfus Growth and Income Portfolio        59.62%    N/A      N/A          55.79%
Dreyfus Quality Bond Portfolio             18.73%   27.02%   57.96%        60.88%
T. Rowe Price Equity Income Portfolio      32.87%    N/A      N/A          40.70%
T. Rowe Price New America Growth
 Portfolio                                 48.96%    N/A      N/A          48.65%
T. Rowe Price International Stock
 Portfolio                                  9.62%    N/A      N/A          10.37%
OpCap Advisors Managed Portfolio           43.52%   58.08%  166.30%       164.28%
OpCap Advisors Small Cap Portfolio         13.62%   30.71%  128.72%       143.02%
OpCap Advisors Government Income           10.07%    N/A      N/A          11.73%
 Portfolio



     HYPOTHETICAL AVERAGE ANNUAL TOTAL RETURNS FOR PERIODS ENDING 12/31/95
                    (Based on Single Initial Purchase)



                                                                     Since Inception
                                          1 Year   3 Year   5 Year      Year-End
                                          ------   ------   ------   ---------------
Fidelity Money Market Portfolio             4.39%    2.98%    3.20%       5.60%
Fidelity Equity-Income Portfolio           33.20%   17.93%   19.63%      11.74%
Fidelity Growth Portfolio                  33.46%   15.69%   19.08%      13.22%
Fidelity Asset Manager Portfolio           15.32%    8.48%   11.18%       9.68%
Dreyfus Growth and Income Portfolio        59.62%    N/A      N/A        30.61%
Dreyfus Quality Bond Portfolio             18.73%    8.30%    9.57%       9.33%
T. Rowe Price Equity Income Portfolio      32.87%    N/A      N/A        21.57%
T. Rowe Price New America Growth
 Portfolio                                 48.96%    N/A      N/A        25.46%
T. Rowe Price International Stock
 Portfolio                                  9.62%    N/A      N/A         5.81%
OpCap Advisors Managed Portfolio           43.52%   16.49%   21.64%      14.00%
OpCap Advisors Small Cap Portfolio         13.62%    9.34%   17.99%      12.72%
OpCap Advisors Government Income           10.07%    N/A      N/A        10.48%
 Portfolio


* On September 16, 1994, an investment company then called Quest for Value Accumulation Trust (the "Old Trust") was effectively divided into two investment funds, the Old Trust and the Quest For Value Accumulation Trust that is included in the Contract (the "New Trust"), at which time the New Trust commenced operations. The total net assets for each of the Small Cap and Managed Portfolios immediately after the transaction were $139,812,573 and $682,601,380, respectively, with respect to the Old Trust and, with respect to the New Trust were $8,129,274 and $51,345,102, for the OpCap Advisors Small Cap and OpCap Advisors Managed Growth Portfolios, respectively. For the period prior to September 16, 1994, the performance figures above for each of the OpCap Advisors Small Cap and OpCap Advisors Managed Portfolios reflect the performance of the corresponding Portfolios of the Old Trust.

Note: Advertisements and other sales literature for the Portfolios may quote total returns which are calculated on non-standardized base periods. These total returns also represent the historic change in the value of an investment in the Portfolios based on monthly reinvestment of dividends over a specific period of time.

                          HYPOTHETICAL ILLUSTRATIONS

              FIDELITY EQUITY INCOME PORTFOLIO                                   FIDELITY EQUITY INCOME PORTFOLIO

       $2,000 PURCHASE PAYMENT MADE DECEMBER 31, 1986                          $50,000 SINGLE PURCHASE PAYMENT MADE
            AND YEARLY DECEMBER 31ST THEREAFTER                                         DECEMBER 31, 1986


      Values prior to current                                            Values prior to current
      year's  purchase payment             Non-Standardized              year's purchase payment              Non-Standardized
      ------------------------             ----------------              -----------------------              ----------------
                                            One     Average                                                   One      Average
                                            Year    Annual                                                    Year     Annual
           Cumulative  Accumulated         Total     Total                  Cumulative    Accumulated         Total    Total
Date        Payment       Value            Return   Return         Date       Payment        Value            Return   Return
----       ----------  -----------         ------   ------         ----     ----------    -----------         ------   ------
12/31/86    $ 2,000          N/A             N/A      N/A        12/31/86     $50,000           N/A             N/A     N/A
12/31/87    $ 4,000      $ 1,950           -2.51%   -2.51%       12/31/87     $50,000      $ 48,743            -2.51%  -2.51%
12/31/88    $ 6,000      $ 4,779           20.99%   12.46%       12/31/88     $50,000      $ 58,975            20.99%   8.60%
12/31/89    $ 8,000      $ 7,843           15.70%   14.00%       12/31/89     $50,000      $ 68,233            15.70%  10.92%
12/31/90    $10,000      $ 8,221          -16.48%    1.09%       12/31/90     $50,000      $ 56,991           -16.48%   3.33%
12/31/91    $12,000      $13,247           29.60%    9.52%       12/31/91     $50,000      $ 73,860            29.60%   8.12%
12/31/92    $14,000      $17,572           15.25%   11.01%       12/31/92     $50,000      $ 85,126            15.25%   9.27%
12/31/93    $16,000      $22,828           16.63%   12.25%       12/31/93     $50,000      $ 99,286            16.63%  10.30%
12/31/94    $18,000      $26,211            5.57%   10.90%       12/31/94     $50,000      $104,817             5.57%   9.69%
12/31/95    $20,000      $37,583           33.22%   14.48%       12/31/95     $50,000      $139,637            33.22%  12.09%


                 FIDELITY GROWTH PORTFOLIO                                            FIDELITY GROWTH PORTFOLIO

       $2,000 PURCHASE PAYMENT MADE DECEMBER 31, 1986                           $50,000 SINGLE PURCHASE PAYMENT MADE
            AND YEARLY DECEMBER 31ST THEREAFTER                                            DECEMBER 31, 1986


      Values prior to current                                            Values prior to current
      year's purchase payment              Non-Standardized              year's purchase payment              Non-Standardized
      -----------------------              ----------------              -----------------------              ----------------
                                            One     Average                                                   One      Average
                                            Year    Annual                                                    Year     Annual
           Cumulative  Accumulated         Total     Total                  Cumulative    Accumulated         Total    Total
Date        Payment       Value            Return   Return         Date       Payment        Value            Return   Return
----       ----------  -----------         ------   ------         ----     ----------    -----------         ------   ------
12/31/86    $ 2,000          N/A             N/A      N/A        12/31/86     $50,000           N/A             N/A     N/A
12/31/87    $ 4,000      $ 2,044            2.21%    2.21%       12/31/87     $50,000      $ 51,104             2.21%   2.21%
12/31/88    $ 6,000      $ 4,609           13.96%    9.83%       12/31/88     $50,000      $ 58,240            13.96%   7.93%
12/31/89    $ 8,000      $ 8,570           29.67%   18.92%       12/31/89     $50,000      $ 75,519            29.67%  14.73%
12/31/90    $10,000      $ 9,199          -12.97%    5.67%       12/31/90     $50,000      $ 65,727           -12.97%   7.08%
12/31/91    $12,000      $16,068           43.47%   16.25%       12/31/91     $50,000      $ 94,300            43.47%  13.53%
12/31/92    $14,000      $19,475            7.79%   14.02%       12/31/92     $50,000      $101,646             7.79%  12.55%
12/31/93    $16,000      $25,276           17.70%   14.82%       12/31/93     $50,000      $119,636            17.70%  13.27%
12/31/94    $18,000      $26,889           -1.42%   11.46%       12/31/94     $50,000      $117,937            -1.42%  11.32%
12/31/95    $20,000      $38,563           33.49%   14.98%       12/31/95     $50,000      $157,433            33.49%  13.59%




       FIDELITY ASSET MANAGER PORTFOLIO                               FIDELITY ASSET MANAGER PORTFOLIO

$2,000 PURCHASE PAYMENT MADE DECEMBER 31, 1989                      $50,000 SINGLE PURCHASE PAYMENT MADE
     AND YEARLY DECEMBER 31ST THEREAFTER                                     DECEMBER 31, 1989

      Values prior to current                                       Values prior to current
      year's purchase payment         Non-Standardized              year's purchase payment    Non-Standardized
-----------------------------------   ----------------              ------------------------   ----------------
                                       One     Average                                          One     Average
                                       Year    Annual                                           Year    Annual
           Cumulative   Accumulated   Total    Total                Cumulative   Accumulated   Total     Total
Date        Payment        Value      Return   Return      Date      Payment        Value      Return   Return
----       ----------   -----------   ------   -------     ----     ----------   -----------   ------   ------
12/31/89    $ 2,000           N/A        N/A      N/A    12/31/89    $50,000           N/A        N/A      N/A
12/31/90    $ 4,000       $ 2,105      5.23%    5.23%    12/31/90    $50,000       $52,613      5.23%    5.23%
12/31/91    $ 6,000       $ 4,960     20.84%   15.23%    12/31/91    $50,000       $63,580     20.84%   12.76%
12/31/92    $ 8,000       $ 7,666     10.15%   12.76%    12/31/92    $50,000       $70,031     10.15%   11.89%
12/31/93    $10,000       $11,554     19.53%   15.26%    12/31/93    $50,000       $83,709     19.53%   13.75%
12/31/94    $12,000       $12,551     -7.40%    7.67%    12/31/94    $50,000       $77,511     -7.40%    9.16%
12/31/95    $14,000       $16,782     15.33%    9.67%    12/31/95    $50,000       $89,396     15.33%   10.17%



            FIDELITY MONEY MARKET PORTFOLIO                               FIDELITY MONEY MARKET PORTFOLIO

    $2,000 PURCHASE PAYMENT MADE DECEMBER 31, 1983                      $50,000 SINGLE PURCHASE PAYMENT MADE
          AND YEARLY DECEMBER 31ST THEREAFTER                                    DECEMBER 31, 1983

      Values prior to current                                       Values prior to current
      year's purchase payment         Non-Standardized              year's purchase payment    Non-Standardized
-----------------------------------   ----------------              ------------------------   ----------------
                                       One     Average                                          One     Average
                                       Year    Annual                                           Year    Annual
           Cumulative   Accumulated   Total    Total                Cumulative   Accumulated   Total     Total
Date        Payment        Value      Return   Return      Date      Payment        Value      Return   Return
----       ----------   -----------   ------   -------     ----     ----------   -----------   ------   ------
12/31/83     $ 2,000          N/A       N/A       N/A    12/31/83    $50,000           N/A        N/A     N/A
12/31/84     $ 4,000      $ 2,178     8.88%     8.88%    12/31/84    $50,000       $54,442      8.88%   8.88%
12/31/85     $ 6,000      $ 4,453     6.60%     7.37%    12/31/85    $50,000       $58,033      6.60%   7.73%
12/31/86     $ 8,000      $ 6,789     5.21%     6.31%    12/31/86    $50,000       $61,055      5.21%   6.88%
12/31/87     $10,000      $ 9,224     4.95%     5.78%    12/31/87    $50,000       $64,077      4.95%   6.40%
12/31/88     $12,000      $11,885     5.89%     5.81%    12/31/88    $50,000       $67,849      5.89%   6.30%
12/31/89     $14,000      $14,939     7.59%     6.29%    12/31/89    $50,000       $73,000      7.59%   6.51%
12/31/90     $16,000      $18,045     6.53%     6.35%    12/31/90    $50,000       $77,765      6.53%   6.51%
12/31/91     $18,000      $20,968     4.60%     5.98%    12/31/91    $50,000       $81,346      4.60%   6.27%
12/31/92     $20,000      $23,530     2.45%     5.32%    12/31/92    $50,000       $83,335      2.45%   5.84%
12/31/93     $22,000      $25,985     1.79%     4.71%    12/31/93    $50,000       $84,822      1.78%   5.43%
12/31/94     $24,000      $28,766     2.79%     4.41%    12/31/94    $50,000       $87,189      2.79%   5.19%
12/31/95     $26,000      $32,125     4.42%     4.41%    12/31/95    $50,000       $91,039      4.42%   5.12%



            DREYFUS QUALITY BOND PORTFOLIO                                 DREYFUS QUALITY BOND PORTFOLIO


    $2,000 PURCHASE PAYMENT MADE DECEMBER 31, 1989                      $50,000 SINGLE PURCHASE PAYMENT MADE
         AND YEARLY DECEMBER 31ST THEREAFTER                                     DECEMBER 31, 1989

      Values prior to current                                       Values prior to current
      year's purchase payment         Non-Standardized              year's purchase payment    Non-Standardized
-----------------------------------   ----------------              ------------------------   ----------------
                                       One     Average                                          One     Average
                                       Year    Annual                                           Year    Annual
           Cumulative   Accumulated   Total    Total                Cumulative   Accumulated   Total     Total
Date        Payment        Value      Return   Return      Date      Payment        Value      Return   Return
----       ----------   -----------   ------   -------     ----     ----------   -----------   ------   ------
12/31/89    $ 2,000           N/A                 N/A    12/31/89    $50,000           N/A        N/A     N/A
12/31/90    $ 4,000       $ 2,019      0.97%    0.97%    12/31/90    $50,000       $50,483      0.97%   0.97%
12/31/91    $ 6,000       $ 4,523     12.52%    8.47%    12/31/91    $50,000       $56,805     12.52%   6.59%
12/31/92    $ 8,000       $ 7,209     10.52%    9.46%    12/31/92    $50,000       $62,781     10.52%   7.88%
12/31/93    $10,000       $10,472     13.72%   11.07%    12/31/93    $50,000       $71,392     13.72%   9.31%
12/31/94    $12,000       $11,733     -5.93%    5.38%    12/31/94    $50,000       $67,161     -5.93%   6.08%
12/31/95    $14,000       $16,308     18.75%    8.83%    12/31/95    $50,000       $79,755     18.75%   8.09%



         DREYFUS GROWTH AND INCOME PORTFOLIO                            DREYFUS GROWTH AND INCOME PORTFOLIO


    $2,000 PURCHASE PAYMENT MADE DECEMBER 31, 1994                      $50,000 SINGLE PURCHASE PAYMENT MADE
         AND YEARLY DECEMBER 31ST THEREAFTER                                     DECEMBER 31, 1994

      Values prior to current                                       Values prior to current
      year's purchase payment         Non-Standardized              year's purchase payment    Non-Standardized
-----------------------------------   ----------------              ------------------------   ----------------

                                       One     Average                                          One     Average
                                       Year    Annual                                           Year    Annual
           Cumulative   Accumulated   Total    Total                Cumulative   Accumulated   Total     Total
Date        Payment        Value      Return   Return      Date      Payment        Value      Return   Return
----       ----------   -----------   ------   -------     ----     ----------   -----------   ------   ------
12/31/94    $2,000            N/A        N/A      N/A    12/31/94    $50,000           N/A        N/A     N/A
12/31/95    $4,000         $3,193     59.65%   59.65%    12/31/95    $50,000       $79,825     59.65%  59.65%



  T. ROWE PRICE EQUITY INCOME PORTFOLIO                                T. ROWE PRICE EQUITY INCOME
                                                                                PORTFOLIO

$2,000 PURCHASE PAYMENT MADE DECEMBER 31,                                $50,000 SINGLE PURCHASE
1994 AND YEARLY DECEMBER 31ST THEREAFTER                             PAYMENT MADE DECEMBER 31, 1994


      Values prior to current                                            Values prior to current
      year's purchase payment              Non-Standardized              year's purchase payment              Non-Standardized
      -----------------------              ----------------              -----------------------              ----------------
                                             One    Average                                                    One     Average
                                            Year    Annual                                                     Year    Annual
           Cumulative  Accumulated          Total    Total                    Cumulative  Accumulated         Total     Total
Date        Payment       Value            Return   Return         Date        Payment       Value            Return   Return
----       ----------  -----------         ------   ------         ----       ----------  -----------         ------   ------
12/31/94    $ 2,000        N/A              N/A      N/A           12/31/94    $50,000        N/A               N/A     N/A
12/31/95    $ 4,000     $ 2,658            32.89%   32.89%         12/31/95    $50,000     $66,446             32.89%  32.89%

  T. ROWE PRICE INTERNATIONAL PORTFOLIO                                T. ROWE PRICE INTERNATIONAL
                                                                                PORTFOLIO

$2,000 PURCHASE PAYMENT MADE DECEMBER 31,                                $50,000 SINGLE PURCHASE
1994 AND YEARLY DECEMBER 31ST THEREAFTER                             PAYMENT MADE DECEMBER 31, 1994

      Values prior to current                                            Values prior to current
      year's purchase payment              Non-Standardized              year's purchase payment              Non-Standardized
      -----------------------              ----------------              -----------------------              ----------------
                                             One    Average                                                    One     Average
                                            Year    Annual                                                     Year    Annual
           Cumulative  Accumulated          Total    Total                    Cumulative  Accumulated         Total     Total
Date        Payment       Value            Return   Return         Date        Payment       Value            Return   Return
----       ----------  -----------         ------   ------         ----       ----------  -----------         ------   ------
12/31/94    $ 2,000        N/A              N/A      N/A           12/31/94    $50,000        N/A               N/A     N/A
12/31/95    $ 4,000     $ 2,193             9.64%    9.64%         12/31/95    $50,000     $54,818              9.64%   9.64%

 T. ROWE PRICE NEW AMERICAN GROWTH FUND                                T. ROWE PRICE NEW AMERICAN
                 PORTFOLIO                                               GROWTH FUND PORTFOLIO

$2,000 PURCHASE PAYMENT MADE DECEMBER 31,                               $50,000 SINGLE PURCHASE
1994 AND YEARLY DECEMBER 31ST THEREAFTER                            PAYMENT MADE DECEMBER 31, 1994


      Values prior to current                                            Values prior to current
      year's purchase payment              Non-Standardized              year's purchase payment              Non-Standardized
      -----------------------              ----------------              -----------------------              ----------------
                                             One    Average                                                    One     Average
                                            Year    Annual                                                     Year    Annual
           Cumulative  Accumulated          Total    Total                    Cumulative  Accumulated         Total     Total
Date        Payment       Value            Return   Return         Date        Payment       Value            Return   Return
----       ----------  -----------         ------   ------         ----       ----------  -----------         ------   ------
12/31/94    $ 2,000        N/A              N/A      N/A           12/31/94    $50,000        N/A               N/A     N/A
12/31/95    $ 4,000     $ 2,980            48.99%   48.99%         12/31/95    $50,000     $74,495             48.99%  48.99%


             OPCAP ADVISORS MANAGED PORTFOLIO                                    OPCAP ADVISORS MANAGED PORTFOLIO

         $2,000 PURCHASE PAYMENT MADE DECEMBER 31,                                    $50,000 SINGLE PURCHASE
         1988 AND YEARLY DECEMBER 31ST THEREAFTER                                 PAYMENT MADE DECEMBER 31, 1988


      Values prior to current                                            Values prior to current
      year's purchase payment              Non-Standardized              year's purchase payment              Non-Standardized
-----------------------------------        ----------------        ----------------------------------         ----------------
                                             One    Average                                                    One     Average
                                            Year    Annual                                                     Year    Annual
           Cumulative  Accumulated          Total   Total                     Cumulative  Accumulated         Total    Total
Date        Payment       Value            Return   Return         Date        Payment       Value            Return   Return
----       ----------  -----------         ------   ------         ----       ----------  -----------         ------   ------
12/31/88    $ 2,000        N/A              N/A      N/A           12/31/88    $50,000        N/A               N/A     N/A
12/31/89    $ 4,000     $ 2,504            25.19%   25.19%         12/31/89    $50,000     $62,595            25.19%   25.19%
12/31/90    $ 6,000     $ 3,229           -28.32%  -13.46%         12/31/90    $50,000     $44,868           -28.32%   -5.27%
12/31/91    $ 8,000     $ 7,809            49.36%   13.77%         12/31/91    $50,000     $67,015            49.36%   10.26%
12/31/92    $10,000     $ 7,861           -19.86%   -0.70%         12/31/92    $50,000     $53,706           -19.86%    1.80%
12/31/93    $12,000     $ 9,046            -8.26%   -3.32%         12/31/93    $50,000     $49,270            -8.26%   -0.29%
12/31/94    $14,000     $10,124            -8.35%   -4.84%         12/31/94    $50,000     $45,156            -8.35%   -1.68%
12/31/95    $16,000     $17,402            43.53%   -0.25%         12/31/95    $50,000     $64,814            43.53%    3.78%



       OPCAP ADVISORS US GOVERNMENT INCOME PORTFOLIO                       OPCAP ADVISORS US GOVERNMENT INCOME PORTFOLIO

         $2,000 PURCHASE PAYMENT MADE DECEMBER 31,                                $50,000 SINGLE PURCHASE PAYMENT
         1994 AND YEARLY DECEMBER 31ST THEREAFTER                                     MADE DECEMBER 31, 1994

      Values prior to current                                            Values prior to current
      year's purchase payment              Non-Standardized              year's purchase payment              Non-Standardized
-----------------------------------        ----------------        ----------------------------------         ----------------
                                             One    Average                                                    One     Average
                                            Year    Annual                                                     Year    Annual
           Cumulative  Accumulated          Total    Total                    Cumulative  Accumulated         Total     Total
Date        Payment       Value            Return   Return         Date        Payment       Value            Return   Return
----       ----------  -----------         -------  ------         ----       ----------  -----------         ------   ------
12/31/94    $ 2,000        N/A              N/A      N/A           12/31/94    $50,000        N/A               N/A     N/A
12/31/95    $ 4,000     $ 2,201            10.07%   10.07%         12/31/95    $50,000     $55,035            10.07%   10.-7%



          OPCAP ADVISORS SMALL CAPITAL PORTFOLIO                              OPCAP ADVISORS SMALL CAPITAL PORTFOLIO

         $2,000 PURCHASE PAYMENT MADE DECEMBER 31,                                $50,000 SINGLE PURCHASE PAYMENT
         1988 AND YEARLY DECEMBER 31ST THEREAFTER                                      MADE DECEMBER 31, 1988

      Values prior to current                                            Values prior to current
      year's purchase payment              Non-Standardized              year's purchase payment              Non-Standardized
-----------------------------------        ----------------        ----------------------------------         ----------------
                                             One    Average                                                    One     Average
                                            Year    Annual                                                     Year    Annual
           Cumulative  Accumulated          Total    Total                    Cumulative  Accumulated         Total     Total
Date        Payment       Value            Return   Return         Date        Payment       Value            Return   Return
----       ----------  -----------         ------   ------         ----       ----------  -----------         ------   ------
12/31/88    $ 2,000        N/A              N/A      N/A           12/31/88    $50,000        N/A               N/A     N/A
12/31/89    $ 4,000     $ 2,290            14.52%   14.52%         12/31/89    $50,000     $57,259            14.52%   14.52%
12/31/90    $ 6,000     $ 3,225           -24.82%  -13.52%         12/31/90    $50,000     $43,047           -24.82%   -7.21%
12/31/91    $ 8,000     $ 8,457            61.85%   18.17%         12/31/91    $50,000     $69,670            61.85%   11.69%
12/31/92    $10,000     $ 8,457           -19.13%    2.24%         12/31/92    $50,000     $56,345           -19.13%    3.03%
12/31/93    $12,000     $10,143            -3.01%    0.47%         12/31/93    $50,000     $54,650            -3.01%    1.79%
12/31/94    $14,000     $ 9,917           -18.33%   -5.42%         12/31/94    $50,000     $44,634           -18.33%   -1.87%
12/31/95    $16,000     $13,541            13.63%   -0.42%         12/31/95    $50,000     $50,715            13.63%    0.20%


Individualized Computer Generated Illustrations

The Company may from time to time use computer-based software available through Morningstar, CDA/Wiesnberger and/or other firms to provide registered representatives and existing and/or potential owners of Contracts with individualized hypothetical performance illustrations for some or all of the Portfolios. Such illustrations may include, without limitation, graphs, bar charts and other types of formats presenting the following information: (i) the historical results of a hypothetical investment in a single Portfolio; (ii) the historical fluctuation of the value of a single Portfolio (actual and hypothetical); (iii) the historical results of a hypothetical investment in more than one Portfolios; (iv) the historical performance of two or more market indices in relation to one another and/or one or more Portfolios; (v) the historical performance of two or more market indices in comparison to a single Portfolio or a group of Portfolios; (vi) a market risk/reward scatter chart showing the historical risk/reward relationship of one or more mutual funds or

Portfolios to one or more indices and a broad category of similar anonymous variable annuity subaccounts; and (vii) Portfolio data sheets showing various information about one or more Portfolios (such as information concerning total return for various periods, fees and expenses, standard deviation, alpha and beta, investment objective, inception date and net assets).

                            PERFORMANCE COMPARISONS

Performance information for any Subaccount reflects only the performance of a hypothetical Contract under which Accumulation Value is allocated to a Subaccount during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the Portfolio in which the Subaccount invests, and the market conditions during the given period, and should not be considered as a representation of what may be achieved in the future.

Reports and marketing materials may, from time to time, include information concerning the rating of First Providian Life and Health Insurance Company as determined by one or more of the ratings services listed below, or other recognized rating services. Reports and promotional literature may also contain other information including (i) the ranking of any Subaccount derived from rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by other rating services, companies, publications, or other person who rank separate accounts or other investment products on overall performance or other criteria, and (ii) the effect of tax-deferred compounding on a Subaccount's investment returns, or returns in general, which may be illustrated by graphs, charts, or otherwise, and which may include a comparison, at various points in time, of the return from an investment in a Contract (or returns in general) on a tax-deferred basis (assuming one or more tax rates) with the return on a taxable basis.

Each Subaccount's performance depends on, among other things, the performance of the underlying Portfolio which, in turn, depends upon such variables as:

 .  quality of underlying investments;
 .  average maturity of underlying investments;
 .  type of instruments in which the Portfolio is invested;
 . changes in interest rates and market value of underlying investments; . changes in Portfolio expenses; and . the relative amount of the Portfolio's cash flow.

From time to time, we may advertise the performance of the Subaccounts and the underlying Portfolios as compared to similar funds or portfolios using certain indexes, reporting services and financial publications, and we may advertise rankings or ratings issued by certain services and/or other institutions. These may include, but are not limited to, the following:

 . Dow Jones Industrial Average ("DJIA"), an unmanaged index representing share prices of major industrial corporations, public utilities, and transportation companies. Produced by the Dow Jones & Company, it is cited as a principal indicator of market conditions.

 . Standard & Poor's Daily Stock Price Index of 500 Common Stocks, a composite index of common stocks in industrial, transportation, and financial and public utility companies, which can be used to compare to the total returns of funds whose portfolios are invested primarily in common stocks. In addition, the Standard & Poor's index assumes reinvestments of all dividends paid by stocks listed on its index. Taxes due on any of these distributions are not included, nor are brokerage or other fees calculated into the Standard & Poor's figures.

 . Lipper Analytical Services, Inc., a reporting service that ranks funds in various fund categories by making comparative calculations using total return. Total return assumes the reinvestment of all income dividends and capital gains distributions, if any. From time to time, we may quote the Portfolios' Lipper rankings in various fund categories in advertising and sales literature.

 . Bank Rate Monitor National Index, Miami Beach, Florida, a financial reporting service which publishes weekly average rates of 50 leading bank and thrift institution money market deposit accounts. The rates published in the index are an average of the personal account rates offered on the Wednesday prior to the date of publication by ten of the largest banks and thrifts in each of the five largest Standard Metropolitan Statistical Areas. Account minimums range upward from $2,500 in each institution, and compounding methods vary. If more than one rate is offered, the lowest rate is used. Rates are subject to change at any time specified by the institution.

 . Shearson Lehman Government/Corporate (Total) Index, an index comprised of approximately 5,000 issues which include: non-convertible bonds publicly issued by the U.S. government or its agencies; corporate bonds guaranteed by the U.S. government and quasi-federal corporations; and publicly issued, fixed-rate, non-convertible domestic bonds of companies in industry, public utilities and finance. The average maturity of these bonds approximates nine years. Tracked by Shearson Lehman, Inc., the index calculates total returns for one month, three month, twelve month, and ten year periods and year-to-date.

 . Shearson Lehman Government/Corporate (Long-Term) Index, an index composed of the same types of issues as defined above. However, the average maturity of the bonds included in this index approximates 22 years.

 . Shearson Lehman Government Index, an unmanaged index comprised of all publicly issued, non-convertible domestic debt of the U.S. government, or any agency thereof, or any quasi-federal corporation and of corporate debt guaranteed by the U.S. government. Only notes and bonds with a minimum outstanding principal of $1 million and a minimum maturity of one year are included.

 .  Morningstar, Inc., an independent rating service that publishes the bi-weekly
   Mutual Fund Values. Mutual Fund Values rates more than 1,000 NASDAQ-listed mutual funds of all types, according to their risk-adjusted returns. The maximum rating is five stars, and ratings are effective for two weeks.

 . Money, a monthly magazine that regularly ranks money market funds in various categories based on the latest available seven-day compound (effective) yield. From time to time, the Fund will quote its Money ranking in advertising and sales literature.


 . Standard & Poor's Utility Index, an unmanaged index of common stocks from forty different utilities. This index indicates daily changes in the price of the stocks. The index also provides figures for changes in price from the beginning of the year to date, and for a twelve month period.

 . Dow Jones Utility Index, an unmanaged index comprised of fifteen utility stocks that tracks changes in price daily and over a six month period. The index also provides the highs and lows for each of the past five years.

 .  The Consumer Price Index, a measure for determining inflation.


Investors may use such indexes (or reporting services) in addition to the Funds' Prospectuses to obtain a more complete view of each Portfolio's performance before investing. Of course, when comparing each Portfolio's performance to any index, conditions such as composition of the index and prevailing market conditions should be considered in assessing the significance of such companies. Unmanaged indexes may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses.

When comparing funds using reporting services, or total return and yield, or effective yield, investors should take into consideration any relevant differences in funds such as permitted portfolio compositions and methods used to value portfolio securities and compute offering price.


                                 SAFEKEEPING OF ACCOUNT ASSETS

Title to assets of the Separate Account is held by the Company. The Assets are kept physically segregated and held separate and apart from the Company's General Account assets. The General Account contains all of the assets of the

Company. Records are maintained of all purchases and redemptions of eligible Portfolio shares held by each of the Subaccounts and the General Account.


                                 THE COMPANY

All the stock of the Company is owned by Veterans Life Insurance Company, which is a subsidiary of Providian Life and Health Insurance Company, a Missouri insurance company ("PLH"). Providian Corporation owns a 4% interest, Commonwealth Life Insurance Company owns a 61% interest, Peoples Security Life Insurance Company owns a 15% interest and Capital Liberty, L.P. owns a 20% interest in PLH. A 5% interest in Capital Liberty, L.P. is owned by Providian Corporation, which is the general partner, and 76% and 19% interests, respectively, are held by two limited partners, Commonwealth Life Insurance Company and Peoples Security Life Insurance Company, which are both wholly owned by Providian Corporation.

                                 STATE REGULATION

The Company is a stock life insurance company organized under the laws of the State of New York, and is subject to regulation by the New York State Department of Insurance. An annual statement is filed with the New York Superintendent of Insurance on or before March 1st of each year covering the operations and reporting on the financial condition of the Company as of December 31st of the preceding calendar year. Periodically, the New York Superintendent of Insurance examines the financial condition of the Company, including the liabilities and reserves of the Separate Account.

In addition, the Company is subject to the insurance laws and regulations of all the states where it is licensed to operate. The availability of certain contract rights and provisions depends on state approval and/or filing and review processes. Where required by state law or regulation, the Contracts will be modified accordingly.

                                 RECORDS AND REPORTS

All records and accounts relating to the Separate Account will be maintained by the Company or by its Administrator. As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, the Company will mail to all Contract Owners at their last known address of record, at least semi-annually, reports containing such information as may be required under that Act or by any other applicable law or regulation.

                                 DISTRIBUTION OF THE CONTRACTS

Providian Securities Corporation ("PSC"), the principal underwriter of the Contracts, is a wholly owned subsidiary of Providian Financial Services, Inc., which is a wholly owned subsidiary of Providian Corporation. PSC is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. Commissions and expense allowance payments not to exceed, in the aggregate, 6.75% of Purchase Payments may be paid to entities which sell the Contracts. Additional payments may be made for other services not directly related to the sale of the Contracts.

The Contracts are offered to the public through brokers licensed under the federal securities laws and New York State insurance laws that have entered into agreements with PSC. The offering of the Contracts is continuous and PSC does not anticipate discontinuing the offering of the Contracts. However, PSC does reserve the right to discontinue the offering of the Contracts.

                                 LEGAL PROCEEDINGS

There are no legal proceedings to which the Separate Account is a party or to which the assets of the Separate Account are subject. The Company is not involved in any litigation that is of material importance in relation to its total assets or that relates to the Separate Account.

                                 OTHER INFORMATION

A Registration Statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933 as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

                                 FINANCIAL STATEMENTS

The audited statutory-basis financial statements of the Company for the years ended December 31, 1995 and 1994, including the Reports of Independent Auditors' thereon, which are also included in this Statement of Additional Information, should be distinguished from the financial statements of the Separate Account and should be considered only as bearing on the ability of the Company to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Separate Account. No financial statements are included for the Separate Account because, as of the date of this Prospectus, the Subaccounts of the Separate Account, which invest in the Portfolios offered by the Providian Marquee Variable Annuity, had not commenced operations and consequently had no assets or liabilities with respect thereto.

                               OTHER INFORMATION


Item 24.  Financial Statements and Exhibits
          (a)      Financial Statements.
          Part A.  None
          Part B. As of the date of the Prospectus and Statement of Additional Information, First Providian Life and Health Insurance Company Separate Account C had no assets and therefore, no financial statements are presented with respect to the Separate Account.

                   To be filed by amendment.

          Part C.  None
          (b)      Exhibits.
          (1) Resolution of the Board of Directors of First Providian Life and Health Insurance Company ("First Providian") authorizing establishment of the Separate Account./2/
          (2)      Not Applicable.
          (3)      Distribution Agreement.
                   (a)    Form of Selling Agreement./2/
          (4)      (a)    Form of variable annuity contract./2/
          (5)      (a)    Form of Application./2/
          (6)      (a)    Amended and Restated Charter of First Providian/2/
                   (b)    By-Laws of First Providian as amended February 28,
                          1995./2/
          (7)      Not Applicable.
          (8)      (a)    Form of Participation Agreement for the Funds./2/
          (9)      (a)    Opinion and Consent of Counsel./1/
                   (b)    Consent of Counsel./1/
          (10)     Consent of Independent Auditors./1/
          (11)     No Financial Statements are omitted from Item 23.
          (12)     Not Applicable.
          (13)     Performance Computation.
          (14)     Not Applicable.





-------------------------------------
/1/Filed herewith.

/2/Incorporated by reference from Pre-Effective Amendment No. 1 to the Registration Statement of First Providian Life and Health Insurance Company, File No. 33-94210.

Item 25.  Directors and Officers of the Depositor

Principal business address is 520 Columbia Drive, Johnson City, New York
13790.

Chairman of the Board & President                       David J. Miller
Senior Vice President/Human Resources
   and Corporate Communications                         John H. Rogers
Senior Vice President                                   David B. Smith
Senior Vice President                                   Martin Renninger
Vice President & Qualified Actuary                      Brian Alford
Vice President                                          Edward A. Biemer

Vice President                                          Thomas P. Bowie
Vice President, Treasurer &
   Senior Financial Officer                             Dennis E. Brady
Vice President                                          Gregory J. Garvin
Vice President                                          Carolyn M. Kerstein
Vice President/Underwriting                             William J. Kline
Vice President                                          Jeffrey P. Lammers
Vice President & Secretary                              Susan E. Martin
Vice President                                          Kevin P. McGlynn
Vice President                                          Douglas E. Menges
Vice President                                          Thomas B. Nesspor
Vice President                                          G. Eric O'Brien

Vice President                                          Daniel H. Odum
Vice President and Actuary                              John C. Prestwood, Jr.
Vice President                                          Nancy B. Schuckert
Vice President                                          Joseph D. Strenk
Vice President                                          William C. Tomilin
Assistant Vice President                                Geralyn Barbato

Assistant Vice President &
   Qualified Actuary                                    Michael A. Cioffi
Assistant Vice President                                Mary Ellen Fahringer
Assistant Vice President                                Joan G. Chandler
Assistant Vice President &
   Assistant Treasurer                                  John A. Mazzuca
Assistant Vice President and
   Consumer Services Officer                            Rosalie M. Smith
Assistant Controller                                    Joseph C. Noone
Second Vice President                                   Cindy L. Chanley

Second Vice President                                   George E. Claiborne, Jr.

Second Vice President                                   Michele Coan
Second Vice President                                   Karen H. Fleming
Second Vice President                                   Michael F. Lane
Second Vice President                                   Michael K. Mingus
Second Vice President                                   Robin Morgan

Second Vice President                                   Frank J. Rosa
Second Vice President                                   William W. Strickland
Second Vice President                                   Janice L. Weaver
Second Vice President/Investments                       Terri L. Allen
Second Vice President/Investments                       Tom Bauer
Second Vice President/Investments                       Kirk W. Buese
Second Vice President/Investments                       Curt M. Burns
Second Vice President/Investments                       Joel L. Coleman
Second Vice President/Investments                       William S. Cook
Second Vice President/Investments                       Deborah A. Dias
Second Vice President/Investments                       Eric B. Goodman
Second Vice President/Investments                       James Grant
Second Vice President/Investments                       Theodore M. Haag
Second Vice President/Investments                       Frederick B. Howard

Second Vice President/Investments              Diane J. Hulls
Second Vice President/Investments              William H. Jenkins
Second Vice President/Investments              Frederick C. Kessell
Second Vice President/Investments              Tim Kuussalo
Second Vice President/Investments              Mark E. Lamb
Second Vice President/Investments              Monika Machon
Second Vice President/Investments              James D. MacKinnon
Second Vice President/Investments              Jack McCabe
Second Vice President/Investments              Jeffrey T. McGlaun
Second Vice President/Investments              Wayne R. Nelis
Second Vice President/Investments              James G. Nickerson
Second Vice President/Investments              Douglas H. Owen, Jr.
Second Vice President/Investments              Debra K. Pellman
Second Vice President/Investments              Jon L. Skaggs
Second Vice President/Investments              James A. Skufca
Second Vice President/Investments              Robert A. Smedley
Second Vice President/Investments              Bradley L. Stofferahn
Second Vice President/Investments              Randall K. Waddell
Second Vice President and Assistant
   Secretary                                   Edward P. Reiter
Assistant Secretary                            L. Jude Clark
Assistant Secretary                            Colleen S. Lyons
Assistant Secretary                            Mary Ann Malinyak
Assistant Secretary                            John F. Reesor
Assistant Secretary                            Kimberly A. Scouller
Assistant Secretary                            R. Michael Slaven
Product Compliance Officer                     James T. Bradley


DIRECTORS:

Dennis E. Brady                                David J. Miller
I. Donald Britton                              Thomas B. Nesspor
Patricia A. Collins                            Brian H. Perry
Jack M. Dann                                   Martin Renninger
Jeffrey H. Goldberger                          Rosalie M. Smith
Susan E. Martin                                Paul Yakulis

Kevin McGlynn                                  John C. Prestwood, Jr.


Item 26. Persons controlled by or Under Common Control with the Depositor or Registrant.

      The Depositor, First Providian Life and Health Insurance Company ("First Providian"), is directly and indirectly wholly owned by Providian Corporation. The Registrant is a segregated asset account of First Providian.

      The following chart indicates the persons controlled by or under common control with First Providian:

                                             Jurisdiction of
Name                                          Incorporation      Percent of Voting Securities Owned
--------------------------------             ---------------     ----------------------------------

Providian Corporation                        Delaware            100% Publicly Owned

Providian Agency Group, Inc.                 Kentucky            100% Providian Corp.

Benefit Plans, Inc.                          Delaware            100% Providian Corp.

DurCo Agency, Inc.                           Virginia            100% Benefit Plans, Inc.

Providian Assignment Corporation             Kentucky            100% Providian Corp.

Providian Financial Services, Inc.           Pennsylvania        100% Providian Corp.

Providian Securities Corporation             Pennsylvania        100% Providian Financial Srvs, Inc.

Wannalancit Corp.                            Massachusetts       100% Providian Corp.

Providian Investment                         Delaware            100% Providian Corp.
   Advisors, Inc.

Providian Capital Management, Inc.           Delaware            100% Providian Corp.

Providian Capital Mgmt.                      Delaware            100% Providian Capital Management, Inc.
   Real Estate Services, Inc.

Capital Real Estate Development Corp.        Delaware            100% Providian Corp.

KB Currency Advisors, Inc.                   Delaware            33 1/3% Capital Real Estate Dev. Corp.
                                                                 33 1/3% Jonathan M. Berg
                                                                 33 1/3% Andrew J. Krieger

Capital General Development Corp.            Delaware            100% Providian Corp.

Commonwealth Life Insurance Co.              Kentucky            100% Capital General Development Corp.

Agency Holding I, Inc.                       Delaware            100% Commonwealth Life Ins. Co.*

Agency Investments I, Inc.                   Delaware            100% Agency Holding I, Inc.

Commonwealth Agency, Inc.                    Kentucky            100% Commonwealth Life Insurance Co.

Peoples Security Life                        North Carolina      100% Capital General Development Corp.
   Insurance Company

Ammest Realty Corporation                    Texas               100% Peoples Security Life Insurance Co.

Agency Holding II, Inc.                      Delaware            100% Peoples Security Life Insurance Co.

Agency Investments II, Inc.                  Delaware            100% Agency Holding II, Inc.

Agency Holding III, Inc.                     Delaware            100% Peoples Security Life Insurance Co.

Ramada Inn Coliseum Operating
   Company                                   Mississippi         100% Peoples Security Life Insurance Co.



Agency Investments III, Inc.                 Delaware         100% Agency Holding III, Inc.

Capital 200 Block Corporation                Delaware         100% Providian Corp.

Capital Broadway Corporation                 Kentucky         100% Providian Corp.

Capital Security Life Ins. Co.               North Carolina   100% Providian Corp.



Independence Automobile                      Florida          100% Capital Security Life Insurance Co.
   Association, Inc.

Independence Automobile Club                 Georgia          100% Capital Security Life Insurance Co.

Southlife, Inc                    .          Tennessee        100% Providian Corp.



Providian Bancorp, Inc.                      Delaware         100% Providian Corp.

First Deposit Service Corporation            California       100% Providian Bancorp, Inc.

First Deposit Life Insurance Co.             Arkansas         100% Providian Bancorp, Inc.

First Deposit National Bank                  United States    100% Providian Bancorp, Inc.

Winnisquam Community                         New Hampshire    96% First Deposit National Bank
   Development Corp.                                          4% First New Hampshire Bank

Providian Credit Corporation                 Delaware         100% Providian Bancorp, Inc.

Providian National Bank                      United States    100% Providian Bancorp, Inc.

Providian National Bancorp                   California       100% Providian Bancorp, Inc.

Commonwealth Premium Finance                 California       100% Providian National Bancorp

Providian Credit Services, Inc.              Utah             100% Providian Bancorp, Inc.

Providian Insurance Agency, Inc.             Pennsylvania     100% Providian Corp.

National Home Life Corporation               Pennsylvania     100% Providian Insurance Agency, Inc.

Compass Rose Development Corp.               Pennsylvania     100% Providian Insurance Agency, Inc.

Association Consultants, Inc.                Illinois         100% Providian Insurance Agency, Inc.




Valley Forge Associates, Inc.                Pennsylvania     100% Providian Insurance Agency, Inc.

Veterans Benefits Plans, Inc.                Pennsylvania     100% Providian Insurance Agency, Inc.

Veterans Insurance Services, Inc.            Delaware         100% Providian Insurance Agency, Inc.

Financial Planning Services, Inc.            Washington, DC   100% Providian Insurance Agency, Inc.

Providian Auto and Home                      Missouri         100% Providian Corp.
   Insurance Company

Academy Insurance Group, Inc.                Delaware         100% Providian Auto and Home
                                                              Insurance Co.

Academy Life Insurance Company               Missouri         100% Academy Insurance Group, Inc.

Pension Life Insurance Company               New Jersey       100% Academy Insurance Group, Inc.
   of America

Academy Services, Inc.                       Delaware         100% Academy Insurance Group, Inc.

Ammest Development Corporation, Inc.         Kansas           100% Academy Insurance Group, Inc.

Ammest Insurance Agency, Inc.                California       100% Academy Insurance Group, Inc.

Ammest Massachusetts Ins.                    Massachusetts    100% Academy Insurance Group, Inc.
   Agency, Inc.

Ammest Realty, Inc.                          Pennsylvania     100% Academy Insurance Group, Inc.

AMPAC, Inc.                                  Texas            100% Academy Insurance Group, Inc.

AMPAC Insurance Agency, Inc.                 Pennsylvania     100% Academy Insurance Group, Inc.

Data/Mark Services, Inc.                     Delaware         100% Academy Insurance Group, Inc.

Force Financial Group, Inc.                  Delaware         100% Academy Insurance Group, Inc.

Force Financial Services, Inc.               Massachusetts    100% Force Financial Group, Inc.

Military Associates Inc.                     Pennsylvania     100% Academy Insurance Group, Inc.

NCOA Motor Club, Inc.                        Georgia          100% Academy Insurance Group, Inc.

NCOAA Management Company                     Texas            100% Academy Insurance Group, Inc.

Unicom Administrative Services, Inc.         Pennsylvania     100% Academy Insurance Group, Inc.

Unicom Administrative Services,              Germany          100% Unicom Admin. Services, Inc.
   GmbH

Providian Property and Casualty              Kentucky         100% Providian Auto and Home
   Insurance Company                                          Insurance Co.

Providian Mauritius Ltd.                     Mauritius        100% Providian Corporation

Providian LLC.                               British West
                                               Indies         100% Providian Corporation


Providian Fire Insurance Company             Kentucky         100% Providian Property and Casualty
                                                              Insurance Co.

Capital Liberty L.P.                         Delaware         5% Providian Corp. (General Partnership
   (Limited Partnership)                                      Interest)
                                                              76% Commonwealth Life Insurance
                                                              Company (Limited Partnership Interest)
                                                              19% Peoples Security Life Insurance Co.
                                                              (Limited Partnership Interest)

Providian Life and Health                    Missouri         4% Providian Corp.;
   Insurance Company                                          61% Commonwealth Life Ins.  Company;
                                                              15% Peoples Security Life Insurance. Co.;
                                                              20% Capital Liberty, L.P.

Veterans Life Insurance Company              Illinois         100% Providian Life and Health Ins. Co.

Providian Services, Inc.                     Pennsylvania     100% Veterans Life Insurance Co.

First Providian Life and Health              New York         100% Veterans Life Insurance Co.
   Insurance Company

Item 27.  Number of Contract Owners

          As of November 12, 1996, there were no Contract Owners.

Item 28.  Indemnification.

      Item 28 is incorporated by reference from Pre-Effective Amendment No.1 to the Registration Statement of First Providian Life and Health Insurance Company, File No. 33-94212.

Item 29.  Principal Underwriters

      (a) Providian Securities Corporation, which serves as the principal underwriter for the variable annuity contracts funded by Separate Account C, also serves as the principal underwriter for variable life insurance policies funded by Separate Account I, Separate Account II and Separate Account V of Providian Life and Health Insurance Company (formerly National Home Life Assurance Company).

      (b)   Directors and Officers

                                     Positions and Officers
            Name                         with Underwriter
            ----                         ----------------

            Jeffrey P. Lammers       President, Assistant Secretary and Director
            Harvey E. Willis         Vice President and Secretary
            Kimberly A. Scouller     Vice President and Chief Compliance
                                     Officer

            John P. Fendig           Vice President and Assistant Compliance
                                     Officer
            Mark Nerderman           Vice President
            Michael F. Lane          Vice President

            Sarah J. Strange         Vice President
            Elaine J. Robinson       Treasurer
            Michael G. Ayers         Controller
            Frederick C. Kessell     Director
            Robert. L. Walker        Director

Item 30.  Location of Accounts and Records

      The books, accounts and other documents required by Section 31(a) under the Investment Company Act and the rules promulgated thereunder will be maintained in the physical possession of First Providian Life and Health Insurance Company at its administrative offices at 520 Columbia Drive, Johnson City, New York 13790.

Item 31.  Management Services

          All management contracts are discussed in Part A or Part B.

Item 31.  Undertakings

      (a) The Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

      (b) The Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to sent for a Statement of Additional Information;

      (c) The Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

      (d) First Providian Life and Health Insurance Company represents that the fees and charges deducted under the contract described in this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by First Providian Life and Health Insurance Company.

                              SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant and the Depositor, have caused this amended Registration Statement to be signed on its behalf in the County of Jefferson Commonwealth of Kentucky on the 12th day of November 1996.

                        FIRST PROVIDIAN LIFE AND HEALTH INSURANCE

                        COMPANY SEPARATE ACCOUNT C (REGISTRANT)

                        By:  First Providian Life and Health Insurance Company


                        By:   David J. Miller*
                              ------------------------------------------------
                              David J. Miller
                              Chairman of the Board and President



                        FIRST PROVIDIAN LIFE AND HEALTH INSURANCE
                        COMPANY (DEPOSITOR)

                        By:   David J. Miller*
                              ------------------------------------------------
                              David J. Miller
                              Chairman of the Board and President

                                /s/ R. Michael Slaven
                        *By:  ------------------------------------------------
                                    R. Michael Slaven
                                    Attorney-in-Fact

As required by the Securities Act of 1933, this amended Registration Statement has been duly signed by the following persons in the capacities and on the dates indicated.


SIGNATURE                                TITLE                      DATE
---------                                -----                      ----

 David J. Miller*            Director, Chairman of the Board   November 12, 1996
---------------------------  and President
David J. Miller

 Dennis E. Brady*            Director, Vice President,         November 12, 1996
---------------------------  Treasurer and Senior Financial
Dennis E. Brady              Officer
                             (Chief Accounting Officer)

 Susan E. Martin*            Director, Vice President and      November 12, 1996
---------------------------  Secretary
Susan E. Martin

 I. Donald Britton*          Director                          November 12, 1996
---------------------------
I. Donald Britton

 Patricia A. Collins*        Director                          November 12, 1996
---------------------------
Patricia A. Collins

 Jack M. Dann*               Director                          November 12, 1996
---------------------------
Jack M. Dann

 Jeffrey H. Goldberger*      Director                          November 12, 1996
---------------------------
Jeffrey H. Goldberger

 Brian H. Perry*             Director                          November 12, 1996
---------------------------
Brian H. Perry

 Martin Renninger*           Director and Senior Vice          November 12, 1996
---------------------------  President
Martin Renninger

 Paul Yakulis*               Director                          November 12, 1996
---------------------------
Paul Yakulis

 Rosalie M. Smith*           Director                          November 12, 1996
---------------------------
Rosalie M. Smith

 Thomas B. Nesspor*          Director and Vice President       November 12, 1996
---------------------------
Thomas B. Nesspor

 Kevin P. McGlynn*           Director and Vice President       November 12, 1996
---------------------------
Kevin P. McGlynn

 John C. Prestwood Jr.*      Director, Vice President          November 12, 1996
---------------------------  and Actuary
John C. Prestwood Jr.

* By:  /s/ R. Michael Slaven
       ----------------------------
           R. Michael Slaven
           Attorney-in-Fact

                              SEPARATE ACCOUNT C
                      PROVIDIAN MARQUEE VARIABLE ANNUITY


                               INDEX TO EXHIBITS



EXHIBIT 9(a)     OPINION AND CONSENT OF COUNSEL

EXHIBIT 9(b)     CONSENT OF COUNSEL

EXHIBIT 10       CONSENT OF INDEPENDENT AUDITORS